Rec'd 10/1/02

VF 10-8-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

02053230

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB PPROVAL APPROVAL
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SEC FILE NUMBER
8-53458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *070102* (MM(DDIYY) AND ENDING *063002* (MM/DDIYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTERN GROWERS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C. OCT 01 2002

17620 Fitch Street
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous 949.885.2399
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
P OCT 10 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name 97 *if individual, state last, first, middle name)*

600 Anton Boulevard, Suite	Costa Mesa	CA	92626-7651
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ❑ Certified Public Accountant
- ❑ Public Accountant
- ❑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claimsu for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240) 7a-5 (e) (2)*

Potential persons who are to respond to the collectIon of Information contaIned In this form are not required to respond unless the form dIsplays a currently valid 0MB control number.

VF 10-8-02

OATH OR AFFIRMATION

I, Danielle McLaughlin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of TradePortal Securities, Inc. (the "Company") as of December 31, 2001 and for the year then ended are true and correct. I further affirm that neither the Company nor any stockholder, officer or director has any proprietary interest in any account classified solely as that of a customer.

JUNE E. MACK
Commission # 1223112
Notary Public - California
Orange County
My Comm. Expires Jun 28, 2003

D. McLaughlin
Signature

Vice President
Title

June E. Mack
Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SPIC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit filed on March 29, 2000. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KPMG

WESTERN GROWERS FINANCIAL SERVICES

(SEC Identification No. 8-53458)

Financial Statements and
Supplementary Information

June 30, 2002

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

KPMG

600 Anton Boulevard
Suite 700
Costa Mesa, CA 92626-7651

Independent Auditors' Report

The Board of Directors
Western Growers Financial Services:

We have audited the accompanying statement of financial condition of Western Growers Financial Services (the Company) as of June 30, 2002 and the related statements of earnings, changes in capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Growers Financial Services as of June 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

September 13, 2002

WESTERN GROWERS FINANCIAL SERVICES

Statement of Financial Condition

June 30, 2002

Assets

Cash	$	17,441
Accounts receivable from clearing organization		320,055
Other assets		3,238
Total current assets		340,734
Deferred tax asset		11,790
	$	352,524

Liabilities and Stockholders' Equity

Accounts payable	$	56,351
Accrued expenses		38,615
Income tax payable		7,488
Total liabilities		102,454
Common stock		10,000
Additional paid-in capital		240,070
Retained earnings		—
Total stockholders' equity		250,070
	$	352,524

See accompanying notes to financial statements.

WESTERN GROWERS FINANCIAL SERVICES

Statement of Earnings

Year ended June 30, 2002

Revenues:		
Commissions	$	225,971
Marketing income		278,863
Interest income		242
Total revenues		505,076
Expenses:		
Compensation and benefits		123,338
General and administrative		80,585
Professional services		153,515
Rent		31,601
Total expenses		389,039
Income before income taxes		116,037
Provision for income taxes		42,145
Net income	$	73,892

See accompanying notes to financial statements.

WESTERN GROWERS FINANCIAL SERVICES

Statement of Changes in Capital

Year ended June 30, 2002

		Common stock	Paid-in capital	Retained earnings	Total stockholders' equity
Balance, June 30, 2001	$	—	—	(59,512)	(59,512)
Capital contributed		10,000	335,690	—	345,690
Net earnings		—	—	73,892	73,892
Dividend paid to parent company		—	(95,620)	(14,380)	(110,000)
Balance, June 30, 2002	$	10,000	240,070	—	250,070

See accompanying notes to financial statements.

WESTERN GROWERS FINANCIAL SERVICES

Statement of Cash Flows

Year ended June 30, 2002

Cash flows from operating activities:		
Net income	$	73,892
Adjustments to reconcile net income to net cash used for operating activities:		
Deferred tax		(13,284)
(Increase) decrease in operating assets:		
Accounts receivable from clearing organization		(320,055)
Other assets		195
Increase (decrease) in operating liabilities:		
Accounts payable		48,758
Accrued expenses and other liabilities		36,664
Due to/from affiliate		110,000
Income tax payable		53,829
Net cash used for operating activities		(10,001)
Cash flows from financing activities:		
Dividend paid to parent company		(110,000)
Capital contribution from parent company		116,778
Net increase in cash provided from financing activities		6,778
Net decrease in cash		(3,223)
Cash and cash equivalents, beginning of year		20,664
Cash and cash equivalents, end of year	$	17,441
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	1,600
Noncash financing activity:		
Conversion of amounts due to affiliate to paid in capital	$	228,912

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Western Growers Financial Services (the Company) is registered as a broker-dealer and investment advisor under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Western Growers Service Corp. (WGSC). The Company's present business primarily consists of advisory and other services given to WGA members and other similar agricultural membership organizations. The Company was formed in 2001, and completed its registration as a broker-dealer with the NASD in February 2002.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

(a) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments which are readily convertible into cash.

(b) Securities Transactions

Transactions in securities, commission revenues, and related expenses are recorded on a trade-date basis.

(c) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Use of Estimates

In preparing these financial statements, management of the Company is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(2) Income Taxes

Income taxes consist of the following components:

Current	$ 4,958
Deferred	37,187
	$ 42,145

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to earnings before income taxes, as follows:

Federal tax expense at statutory rate	$	39,452
State income tax, net of federal income tax		1,056
Other		1,637
Total income taxes	$	42,145

(3) Commissions

The Company earns commissions on trades performed for its customers. Such commissions are recorded as revenues when earned.

(4) Employee Benefit Plans

The Company participates with various affiliates in a defined contribution pension plan which covers all employees who have completed one year of service. The Company contributed for each participant an amount equal to 8% of the participant's compensation for the year. In addition, the Company also provides a 401(k) plan which allows eligible employees to contribute a percentage of their compensation, subject to IRS limitations, of which the Company will match up to 3% of employee compensation.

The total pension expense for both plans approximated $9,480 for the year ended June 30, 2002.

(5) Related Party Transactions

The Company is charged by SC Properties and its consolidated affiliates, all affiliates of the Company, for rent, administrative services, data processing services, printing, and reproduction services. Administrative fee reimbursement amounted to approximately $154,000 for the year ended June 30, 2002. In management's opinion, such amounts approximate those charges which would have been incurred if contracted with unrelated parties.

Upon completing registration with the NASD, WGSC converted amounts previously owed by the Company to paid-in capital in the amount of $228,912. Additionally, the Company paid dividends amounting to $110,000, of which $95,620 represented a return of capital.

(6) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The settlement of these transactions is not expected to have a material effect upon the Company's financial statements.

(7) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate debit balances arising from customer transactions, as defined.

At June 30, 2002 the Company had net capital of $118,449, which was $105,642 in excess of required net capital.

Schedule 1

WESTERN GROWERS FINANCIAL SERVICES

Computation of Net Capital under Rule 15c3-1(a)(1)(ii)
of the Securities and Exchange Commission
Using Alternative Net Capital Requirement

June 30, 2002

Net stockholders' equity	$	250,070
Less nonallowable assets:		
Other receivables		119,831
Deferred tax asset		11,790
Total deductions		131,621
Net capital before haircuts on securities positions		118,449
Haircuts on securities		—
Net capital	$	118,449
Aggregate indebtedness:		
Accounts payable		56,351
Accrued expenses		38,615
Income tax payable		7,488
Total aggregate indebtedness	$	102,454
Computation of basic net capital requirement:		
Minimum net capital required – greater of $5,000 or 12.5% of aggregate indebtedness	$	12,807
Net capital in excess of requirements		105,642

		As reported in in Part IIA of Form X-17A-5	**Difference(1)**	**As reported herein**
Net capital	$	125,937	(7,488)	118,449
Aggregate indebtedness		94,966	7,488	102,454

(1) Due to a change in deferred taxes.

See accompanying independent auditors' report.

KPMG

600 Anton Boulevard
Suite 700
Costa Mesa, CA 92626-7651

Report on Internal Control

The Board of Directors of
Western Growers Financial Services

In planning and performing our audit of the financial statements of Western Growers Financial Services (the Company) for the year ended June 30, 2002 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, and the NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

September 13, 2002